Tocqueville Trust
40 West 57th Street, 19th Floor
New York, New York 10019

September 26, 2018

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TOCQUEVILLE TRUST (the "Registrant")
File Nos. 033-08746 and 811-04840

Dear Ms. Churko:

This correspondence is being filed in response to the oral comments provided to Adam Smith of U.S. Bancorp Fund Services, LLC on August 28, 2018 regarding your review of the recent shareholder report filed on Form N-CSR by the Registrant for the fiscal year ended October 31, 2017.  For your convenience in reviewing the Registrant's responses, your comments are included in bold typeface immediately followed by the Registrant's responses.

The Registrant's responses to your comments are as follows:

1.
Comment:   The Staff notes the Tocqueville Fund's schedule of investments includes variable rate securities, but does not include the required description of the reference rate and spread.  Please see Section 12-12, footnote 4 of Regulation S-X.

Response:   The Registrant responds by stating it will undertake to include in future reports the required description of the reference rate and spread for variable rate securities or an explanation of why a reference rate and spread are not applicable or not disclosed on these securities.

2.
Comment:   The Staff notes several Funds hold either fully or partially restricted securities.  Please indicate by an appropriate symbol each issue of restricted securities.  Please see Section 12-12, footnote 8 of Regulation S-X.

Response:  The Registrant responds by stating it will undertake to indicate by an appropriate symbol each issue of a restricted security in future reports, as required by Section 12-12, footnote 8 of Regulation S-X.

3.
Comment:   The Staff notes The Tocqueville Gold Fund, The Delafield Fund and the Tocqueville Select Fund each hold affiliated securities.  The Staff further notes each affiliated security must be listed separately and categorized by majority owner.  Please also ensure all information required by Section 12-14, footnote 1 of Regulation S-X is included in future reports.

Response:   The Registrant responds by stating it will undertake in future reports to list separately and categorize by majority owner all affiliated securities, as well as all information required by Section 12-14, footnote 1 of Regulation S-X.

4.
Comment:   The Staff notes several Fund hold shares of ETFs, with respect to the Tocqueville Gold Fund, shares of private funds, but no provision for acquired fund fees and expenses ("AFFE") is included in the Fees and Expenses of the Fund table in each Fund's prospectus.  Please supplementally explain.

Response:   The Registrant responds by supplementally confirming that, with respect to each Fund, AFFE did not exceed 0.01% of a Fund's average net assets, and, therefore, not required to show AFFE as a separate caption in the Fees and Expense of the Fund table.

5.
Comment:   The Staff notes The Tocqueville Gold Fund is classified as a non-diversified fund. However, it appears the Fund is operating as a diversified fund.  If the Fund has operated as diversified for more than three consecutive years, please confirm the Fund will obtain shareholder approval prior to operating as non-diversified.

Response:   The Registrant confirms that, as of January 31, 2018, the Tocqueville Gold Fund has operated as a non-diversified fund.  The Registrant supplementally confirms that, going forward, should the Tocqueville Gold Fund operate as a diversified fund for more than three consecutive years, the Fund will obtain shareholder approval prior to changing its classification to non-diversified.

6.
Comment:   According to the schedule of investments, The Tocqueville Gold Fund holds 13% of its net assets in gold bullion.  Please supplementally explain how the gold bullion is held, specifically, whether the gold bullion is held through controlled foreign corporation for tax purposes.  Please also supplementally describe the oversight and process in relation to the custodian of the Fund's gold bullion.

Response:   Pursuant to the Fund's registration statement, the Gold Fund has the ability to invest up to 20% of its total assets directly in gold bullion or other precious metals. The Fund's direct holdings of gold bullion are custodied in a vault or other security facility operated by The Brinks Company ("Brinks"). In February 2014, the staff of SEC's Division of Investment Management issued no action relief to Brink's, noting that, the staff would not recommend enforcement action to the Commission under Section 17(f)(1) of the Investment Company Act of 1940, as amended, against a fund if the fund places and maintains custody of its precious metals, including gold bullion, in a vault or other secure custody facility owned and operated by Brink's in the United States or in the United Kingdom, so long as certain conditions set out in the letter have been met. The Fund's Adviser oversees Brink's custody of the Fund's gold bullion, and reports quarterly to the Fund's Board with respect to the same.

7.
Comment:   The Staff notes the Tocqueville Opportunity Fund holds purchased call options.  All such options should be marked by an appropriate symbol.  Please also include all information required by Section 12-13 and Section 12-12, footnote 5 of Regulation S-X.

Response:   The Registrant responds by stating it will undertake to mark by an appropriate symbol each purchased call option, and include all information required by Section 12-13 and Section 12-12, footnote 5 of Regulation S-X..

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Adam W. Smith

Adam W. Smith, Esq.
For U.S. Bancorp Fund Services, LLC